August 13, 2007

VIA FAX (202)772-9202

AND EDGAR

Amanda McManus, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 3651
Washington, D.C. 20549

Re: American Racing Capital, Inc.
Form SB-2 Filed on June 8, 2007
File No. 333-142381

Dear Ms. McManus:

The following are our responses to the second set of verbal comments issued to the Form SB-2 Registration Statement filed on June 8, 2007:

On August 10, 2007 we re-filed the Form SB-2, basing the number of shares to be registered on the number of common shares held by non-affiliates as of April 26, 2007, the date of the original filing of this SB-2, as requested by the SEC. Accordingly, we are registering 3,198,466 common shares, which is one third of the 9,595,398 shares held by non-affiliates on April 26, 2007. As of April 26, 2007, 31,145,398 total shares of common stock were outstanding.

Please note that the number of shares currently being registered is not the same number of shares registered on April 26, 2007. In the Form SB-2 filed on April 26, 2007, we had registered 2,187,133 shares. This was based on the following: 6,561,398 non-affiliate shares multiplied by 1/3rd equals 2,187,133 shares to be registered (or 1/3rd of the non-affiliate shares). At such time, the Company had stated that it had 27,911,398 total shares outstanding. 21,550,000 shares were held by affiliates. This was a mistake. The Company actually had 31,145,398 shares outstanding. We have corrected the amount, and re-filed based on the proper number of shares, as detailed above.

Very truly yours,

AMERICAN RACING CAPITAL, INC.

By:	/s/ A. Robert Koveleski
A. ROBERT KOVELESKI
President
Chief Executive Officer and Interim Principal Accounting Officer